June 19, 2015

Via EDGAR

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
File No. 001-32395

Dear Mr. Hiller:

Our response to the comment raised in your letter dated June 8, 2015, is set forth below. The Staff’s comment is shown in bold followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Non-GAAP Price Normalized Cash Margin Reconciliation, page 63

1.	We note disclosure in which you state your 2014 non-GAAP price cash margin is normalized for changes in commodity prices across time periods and that changes in this performance measure demonstrate an underlying portfolio shift to liquids and more favorable fiscal regimes. Please address the following points:

•	Describe more clearly the nature and purpose of the price normalization calculation.

•	Explain why you believe this measurement is useful to an investor, given that prices for crude oil, bitumen, natural gas, natural gas liquids and LNG are volatile and can fluctuate widely, as disclosed elsewhere in your filing.

•	Utilization of 2013 as the base year could be interpreted to suggest that you expect commodity prices to recover in the near future, which seems inconsistent with your decision to materially reduce your capital budget in 2015 and beyond. Tell us how you determined calculating your measure utilizing 2013 commodity prices is useful, and why you believe 2013 is the appropriate base year as opposed to other prior periods. In addition, indicate in your response your expectation for determining the base year in future presentations of this non-GAAP measurement.

•	Explain, in reasonable detail, what you are trying to convey with the language “Normalized for changes in commodity prices across time periods, changes in this performance measure demonstrate an underlying portfolio shift to liquids and more favorable fiscal regimes.” If you are trying to demonstrate the impact of changes in product mix, tell us how considered an alternative presentation based on a direct comparison of volumes sold and sales prices between years.

U.S. Securities and Exchange Commission

June 19, 2015

Response:

Nature and Purpose of the Price Normalization Calculation

In 2014, our non-GAAP price normalized cash margin was an important part of our value proposition to ConocoPhillips’ shareholders. We describe this value proposition in the Business Environment and Executive Overview section on page 32 of our 2014 Form 10-K:

“Since the separation of the downstream business in 2012, our value proposition to our shareholders has been to deliver 3 to 5 percent production and 3 to 5 percent cash margin growth, normalized for changes in commodity prices, pay a competitive dividend, improve financial returns, and maintain our fundamental commitment to safety, operating excellence and environmental stewardship.”

Achievement of this value proposition, which targets not only growth in total production volumes, but also growth in the value of those production volumes, primarily depends on factors over which management exerts a meaningful level of influence. Several factors affect the value of our production, including commodity prices that change based on macro-economic dynamics such as global supply and demand, the sales quantity of specific products relative to each other within different regions, and the fiscal regimes in which we do business. Although management has no control over commodity prices, we do have control over operating decisions, which impact the commodities we explore for, develop and produce (our product mix) and determine the fiscal regimes in which we choose to operate. We believe our non-GAAP price normalized cash margin is an indicative measure of the relative growth in the value of our production volumes over time due to these two significant factors.

Usefulness to Investors

In the Non-GAAP Reconciliation: Price Normalized Cash Margin Per BOE section beginning on page 63 of our 2014 Form 10-K, we disclose the reasons we believe this measure is useful to investors:

“Management believes this non-GAAP measure is useful to investors because it enhances understanding of our consolidated financial information by facilitating comparisons of Company operating performance across time periods…. Normalized for changes in commodity prices across time periods, changes in this performance measure demonstrate an underlying portfolio shift to liquids and more favorable fiscal regimes.”

Since commodity prices are volatile and can fluctuate widely, providing a meaningful comparison of our operating performance over multiple periods can be difficult. As explained in the Business Environment section on page 36 of our 2014 Form 10-K, “Our earnings generally correlate with industry price levels for crude oil and natural gas. These are commodity products, the prices of which are subject to factors external to our company and over which we have no control.” By normalizing for commodity prices in a base year, however, a price normalized cash margin metric facilitates comparisons of the Company’s underlying operating performance across time periods, based primarily on factors over which management has influence – product mix and a portfolio shift to more favorable fiscal regimes – and therefore offers what we believe is a useful measure for investors.

U.S. Securities and Exchange Commission

June 19, 2015

Utilization of 2013 as the Base Year

The 3 to 5 percent price normalized cash margin growth referenced in our value proposition is targeted on an annual basis. Utilizing 2013 as the base year reflects this approach.

We discuss our value proposition in light of the low commodity price environment in the Business Environment and Executive Overview section on pages 32 and 33 of our 2014 Form 10-K:

“This value proposition was predicated on capital expenditures of approximately $16 billion annually. We achieved our value proposition in 2014 and met our strategic objectives; however, in response to a significant downturn in commodity prices beginning in the second half of 2014, we have elected to reduce our 2015 capital program to $11.5 billion. At this level of capital, we expect to achieve 2 to 3 percent production growth in 2015. The dividend remains our top priority, and we anticipate cash flow neutrality (cash from continuing operations sufficient to fund our dividend and capital program) in 2017. We continue to monitor the environment and will exercise additional capital reductions or balance sheet flexibility, as appropriate, to withstand this cycle.”

If we use the non-GAAP price normalized cash margin measure again in the future, the appropriate base year would be determined based on the perspective of the period over which the growth is targeted. Accordingly, if growth is targeted on an annual basis, the immediately preceding year would be the appropriate base period.

Portfolio Shift to Liquids and Favorable Fiscal Regimes

We believe the change in non-GAAP cash margin on a price normalized basis conveys the growth in the value of our production due to product mix, as well as the value achieved from a shift to more favorable fiscal regimes in which we choose to operate. To that end, existing disclosures in our 2014 Form 10-K, as described below, help to explain why this measure is meaningful.

Regarding a shift to more favorable fiscal regimes, in the Business Environment section on page 38 of our 2014 Form 10-K, we state, “Our operations are located in countries with different tax rates and fiscal structures. Accordingly, even in a stable commodity price and fiscal/regulatory environment, our overall effective tax rate can vary significantly between periods based on the “mix” of pretax earnings within our global operations.” In addition to income taxes, a shift to more favorable fiscal regimes includes consideration of royalties, entitlements, production taxes, take-in-kind provisions, production sharing contract terms, and other fiscal and regulatory matters.

Regarding changes in our product mix, we disclose in the Business Environment section on page 35 of our 2014 Form 10-K: “We use a disciplined approach to select the appropriate projects which will provide the most attractive investment opportunities, with a continued focus on organic growth in volumes and margins through higher-margin oil, condensate and LNG projects and limited investment in North American natural gas. As investments bring more liquids production online, we have experienced a corresponding shift in our production mix.”

We considered the alternative presentation comparing volumes sold and sales prices between years suggested by the Staff, and we included a similar presentation in our 2014 Form 10-K. We respectfully refer the Staff to the Results of Operations section of our 2014 Form 10-K beginning on page 42, where we compare volumes sold and sales prices between years, both for the total Company and each operating segment. While this analysis provides insight into the impact of changes in our product mix on revenues, we believe the non-GAAP price normalized cash margin metric provides

U.S. Securities and Exchange Commission

June 19, 2015

additional clarity regarding the value of our production since it incorporates certain operating costs, which are influenced by product mix, as well as fiscal and regulatory matters. We believe price-normalized cash margin complements the information presented in accordance with GAAP, as we disclose on page 63 of our 2014 Form 10-K, “This non-GAAP measure should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP.”

U.S. Securities and Exchange Commission

June 19, 2015

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Jeff W. Sheets

Jeff W. Sheets
Executive Vice President, Finance and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.
Chairman of the Audit and
Finance Committee
Mr. Ryan M. Lance
Chairman and Chief Executive Officer
Ms. Janet Langford Kelly, Esq.
Senior Vice President, Legal,
General Counsel and Corporate Secretary
Ms. Glenda M. Schwarz
Vice President and Controller
Mr. Dale Nijoka
Ernst & Young LLP